Exhibit 99.1

IR-131

CNinsure Reports Third Quarter 2011 Unaudited Financial Results

GUANGZHOU, November 21, 2011 (GLOBE NEWSWIRE) — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.(1)

Financial Highlights:

Highlights for Third Quarter 2011

•                      Total net revenues: RMB383.7 million (US$60.2 million), representing an increase of 18.9% from the corresponding period of 2010.

•                      Operating income: RMB72.7 million (US$11.4 million), representing a decrease of 32.6% from the corresponding period of 2010.

•                      Net income attributable to the company’s shareholders: RMB78.2 million (US$12.3 million), representing a decrease of 28.8% from the corresponding period of 2010. Net income attributable to the Company’s shareholders for the third quarter of 2011 included the following non-recurring items: (1) impairment losses in respect of goodwill for the claims adjusting segment and intangible assets; and (2) professional fees relating to a non-binding going-private proposal that was later withdrawn.

•                      Excluding net income from discontinued operations(2) and the non-recurring items mentioned above, adjusted net income attributable to the Company’s shareholders (non-GAAP): RMB106.3 million (US$16.7 million), representing an increase of 5.3% from the corresponding period of 2010.

•                      Excluding net income from discontinued operations and the non-recurring items mentioned above, diluted net income per ADS (non-GAAP): RMB2.087 (US$0.327), representing an increase of 6.7%, respectively, from the corresponding period of 2010.

(1) This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.378 to US$1.00, the effective noon buying rate as of Sep 30, 2011 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

(2) Following the sale of Beijing Datong Investment Management Co., Ltd. (“Datong”), a company primarily engaged in the distribution of life insurance products, to Winner Sight Global Limited, an affiliated entity of Warburg Pincus LLC, on March 25, 2011, the Company is required to present its financial results on both a continuing and discontinued basis. Profits and losses related to Datong are presented as discontinued operations while profits and losses for the remaining business are presented as continuing operations.

Commenting on the third quarter financial results, Mr. Chunlin Wang, CNinsure’s chief executive officer, stated, “Due largely to the prevailing macroeconomic turmoil, during the third quarter of 2011 the Chinese insurance industry witnessed a slow-down of insurance premium growth and, for the first time in the past decade, the life insurance sector experienced negative growth. This was a major challenge to our third quarter financial operations.”

Mr. Wang continued, “High inflation is expected to trigger profound changes to customer demand, sales and marketing models, the division of labor and the inherent growth drivers in the Chinese insurance industry. Against this backdrop, CNinsure is also at a critical junction in its existence. Historically, our business growth has relied primarily on a people-driven sales model. However, with rising labor costs and operating expenses, this sales model and the sustainability of our long-term growth is increasingly under pressure. In the coming two to three years, we intend to alter the factors that drive our growth by transforming our operating tactics and sales and marketing model to more clearly define our market positioning and target customers. As we do so, we will focus our efforts mainly on the following areas:

a)         concentrating resources on key cities and cutting back our presence in regions at or below the county level;

b)        shifting to high value-added businesses;

c)         encouraging innovation in product design in order to meet the rising demands of medium-to-high-end customers for diversified financial services and products and avoid homogeneous competition;

d)        building a customer-centric integrated e-commerce platform that provides comprehensive personal financial services from any location and at any time in order to improve customer loyalty and reduce the our reliance on sales agents;

e)         targeting medium-to-high-end customers by establishing a professional and high-caliber sales team specialized in providing financial advisory services; and

f)           adopting specialized distribution channels to sell homogeneous products by consolidating market resources, in particular, from ancillary insurance intermediaries.

As we implement these strategic moves, we may experience a slowdown in growth during the coming two to three years, but we are confident that after these adjustments, CNinsure will have been transformed into a brand-powered and high-tech company that provides high value-added products to high-end customers, and that it will be back on the track of strong profits and high growth.”

Financial Results for the Third Quarter Ended Sep 30, 2011

Total net revenues were RMB383.7 million (US$60.2 million) for the third quarter of 2011, representing an increase of 18.9% from RMB322.6 million for the corresponding period of 2010. The increase was primarily driven by the 22.6% year-over-year growth of commissions derived from the property and casualty insurance business as a result of sales volume growth and rise in the property and casualty insurance commission rate, while commissions derived from the life insurance and claims adjusting businesses recorded modest year-over-year growth of 11.8% and 10.9%, respectively.

Total operating costs and expenses were RMB311.0 million (US$48.8 million) for the third quarter of 2011, representing an increase of 44.8% from RMB214.7 million for the corresponding period of 2010.

Commissions and fees expenses were RMB192.9 million (US$30.2 million) for the third quarter of 2011, representing an increase of 40.5% from RMB137.3 million for the corresponding period of 2010. The increase was primarily due to sales growth and largely tracked the increase in the rate of commissions paid to sales agents.

Selling expenses were RMB20.0 million (US$3.1 million) for the third quarter of 2011, representing an increase of 36.7% from RMB14.6 million for the corresponding period of 2010, primarily due to sales growth and an increase in payroll expense as a result of increased headcount and pay raises for employees at sales outlets.

General and administrative expenses were RMB98.1 million (US$15.4 million) for the third quarter of 2011, representing an increase of 56.2% from RMB62.8 million for the corresponding period of 2010. The increase was primarily attributable to the following items:

(1)   an increase of 675.2% in professional fees from RMB1.3 million for the third quarter of 2010 to RMB10.2 million (US$1.6 million) for the third quarter of 2011 which included approximately RMB10.0 million (US$1.6 million) in financial advisor and legal fees incurred in relation to the non-binding going-private proposal which the Company received on May 14, 2011 and was withdrawn on September 15, 2011;

(2)   an increase of 37.7% in payroll expense from RMB19.3 million for the third quarter of 2010 to RMB26.5 million (US$4.2 million) for the third quarter of 2011 primarily due to pay raises for our administrative staff;

(3)   an increase of 34.0% in amortization of intangible assets from RMB5.0 million for the third quarter of 2010 to RMB6.7 million (US$1.1 million) for the third quarter of 2011, largely resulting from acquisitions made after June 30, 2010; and

(4)   the recognition of a RMB7.0 million (US$1.1 million) impairment loss in respect of intangible assets and a RMB12.9 (US$2.0 million) impairment loss in respect of goodwill for the claims adjusting segment.

The increase in the general administrative expense was partially offset by a decrease of 23.0% in share-based compensation expenses from RMB5.9 million for the third quarter of 2010 to RMB4.6 million (US$0.7 million) for the third quarter of 2011, as a result of stock option forfeitures in the third quarter of 2011.

As a result of the foregoing factors, operating income was RMB72.7 million (US$11.4 million) for the third quarter of 2011, representing a decrease of 32.6% from RMB107.9 million for the corresponding period of 2010. Operating margin was 18.9% for the third quarter of 2011, compared to 33.4% for the corresponding period of 2010.

Interest income for the third quarter of 2011 was RMB13.6 million (US$2.1 million), representing an increase of 88.8% from RMB7.2 million for the corresponding period of 2010, primarily due to an increase in bank deposits and interest rates.

Other income for the third quarter of 2011 was RMB9.3 million (US$1.5 million), primarily due to a cash bonus of RMB8.0 million (US$1.3 million) granted to an affiliated subsidiary of CNinsure by the Shenzhen municipal government.

Income tax expense for the third quarter of 2011 was RMB22.3 million (US$3.5 million), representing an increase of 16.3% from RMB19.1 million for the corresponding period of 2010. The effective income tax rate applicable to the Company was 23.3% for the third quarter of 2011, compared to 16.6% for the corresponding period of 2010.

Net income from continuing operations was RMB76.3 million (US$12.0 million) for the third quarter of 2011, representing a decrease of 22.5% from RMB98.5 million for the corresponding period of 2010.

Net margin for continuing operations was 19.9% for the third quarter of 2011 compared to 30.5% for the corresponding period of 2010.

Net income from discontinued operations was nil for the third quarter of 2011. Net income from discontinued operations was RMB8.8 million for the third quarter of 2010.

Net income attributable to the Company’s shareholders was RMB78.2 million (US$12.3 million) for the third quarter of 2011, representing a decrease of 28.8% from RMB109.8 million for the corresponding period of 2010. Net income attributable to the Company’s shareholders for the third quarter of 2011 included the following non-recurring items: (1) the recognition of impairment losses in respect of goodwill for the claims adjusting segment and intangible assets; and (2) professional fees relating to a non-binding going-private proposal that was later withdrawn.

Excluding net income from discontinued operations and the non-recurring items mentioned above, net income attributable to the Company’s shareholders (non-GAAP) was RMB106.3 million (US$16.7 million) for the third quarter of 2011, representing an increase of 5.3% from RMB101.0 million from the corresponding period of 2010.

Basic net income per ADS from continuing operations was RMB1.560 (US$0.245) for the third quarter of 2011, representing a decrease of 22.8% from RMB2.022 for the corresponding period of 2010. Fully diluted net income per ADS from continuing operations was RMB1.534 (US$0.241) for the third quarter of 2011, representing a decrease of 21.6% from RMB1.957 for the corresponding period of 2010.

Basic net income per ADS was RMB1.560 (US$0.245) for the third quarter of 2011, representing a decrease of 29.0% from RMB2.198 for the corresponding period of 2010. Fully diluted net income per ADS was RMB1.534 (US$0.241) for the third quarter of 2011, representing a decrease of 27.9% from RMB2.128 for the corresponding period of 2010.

Non-GAAP adjusted fully diluted net income per ADS which excluded net income from discontinued operations and the non-recurring items mentioned above was RMB2.087 (US$0.327), representing an increase of 6.7% from RMB1.957 for the corresponding period of 2010.

As of September 30, 2011, the Company had RMB2.4 billion (US$383.1 million) in cash and cash equivalents.

Recent Developments:

•                  On November 18, 2011, the Board of Directors of CNinsure approved a resolution to cancel the following outstanding stock options: (1) options to purchase an aggregate of 27,671,884 ordinary shares at an exercise price of US$0.8395 per ordinary shares, which were granted to certain directors, officers and employees on February 8, 2010; and (2) options to purchase an aggregate of 16,974,600 ordinary shares at an exercise price of US$0.734 per ordinary share, which were granted to certain directors, officers and employees on April 28, 2011. As a result of the cancellation, a one-off charge of RMB48.2 million is expected to be recognized in the fourth quarter of 2011. As of the effective date of the cancellation, options to purchase 37,134,301 ordinary shares were still outstanding.

•                  On November 10, 2011, CNinsure was named to Forbes Asia’s “Top 200 Best Under a Billion” for 2011. It was also named one of the “Top 100 Fastest-Growing Companies” for 2011 by Fortunemagazine on September 13, 2011, ranking 61st in the list. Selection for both awards was based upon earnings growth, sales growth and shareholders’ return on equity over the past 12 months and the past three years.

•                  On October 31, 2011, the Company commenced trial operation of its price comparison website for public testing. During the trial operation period, the website is open to its sales agents and existing clients only. Public testing will focus on payment system connection, information system support and call center operation. As of the date of this announcement, the Company has entered into agreements with four domestic third-party payment service providers and has successfully connected the price comparison website, the internal databases of several insurers and the third-party payment platforms.  Total spending for the construction of the e-commerce platform for the third quarter of 2011 was RMB6.4 million (US$1.0 million), being primarily comprised of research and development costs, including and payroll costs for research and development professionals.

•                  As of September 30, 2011, the management of CNinsure had repurchased 50,000 ADS for an aggregate price of approximately US$0.3 million on the open market.

•                  As of September 30, 2011, CNinsure’s distribution and service network consisted of 593 sales and services outlets operating in 23 provinces, compared to 543(3) sales and service outlets operating in 23 provinces as of September 30, 2010. CNinsure had 43,643 sales agents and 1,334 professional claims adjustors as of September 30, 2011, compared to 39,232(4) sales agents and 1,488 professional claims adjustors as of September 30, 2010.

•                  On September 20, 2011, CNinsure announced the signing of a strategic partnership agreement with Chartis Insurance Company China Limited (“Chartis Insurance”), a subsidiary of Chartis, Inc. Pursuant to the agreement, both parties will work closely on agent and personnel training, operation management, product distribution, developing custom insurance products, e-commerce and outsourcing claims adjusting services. As of September 30, 2011, CNinsure had entered into e-commerce strategic partnerships with three property and casualty insurance companies, namely, Chartis Insurance, China Pacific Property Insurance Co., Ltd. and Sunshine Property and Casualty Insurance Co., Ltd.

•                  On August 31, 2011, CNinsure entered into definitive agreements to acquire 100% of the equity interest in each of Guangzhou Huajie Insurance Agency Co., Ltd. and Dongguan Zhongxin Insurance Agency Co., Ltd. for RMB25 million each.

•                  Net revenues from commissions and fees derived from the property and casualty insurance, life insurance and claims adjusting businesses for the third quarter of 2011 each contributed 69.3%, 16.9%, and 13.8% of the Company’s total net revenues, respectively, compared to 67.2%, 18.0%(5), 14.8%, respectively, in the corresponding period of 2010.

Business Outlook

CNinsure expects its total net revenues from continuing operations to grow by approximately10-15% for the fourth quarter of 2011 compared to the corresponding period of 2010. This forecast reflects CNinsure’s current and preliminary view, which is subject to change.

(3)  Excluding the sales and service outlets of Datong

(4)  Excluding the sales agents of Datong

(5)  Excluding the operations of Datong.

Conference Call

The Company will host a conference call to discuss the third quarter 2011 results at

Time:    8pm Eastern Standard Time on November 21, 2011

or 9am Beijing/Hong Kong Time on November 22, 2011

The dial-in numbers:

United States	+1-866-549-1292

United Kingdom	0808-234-6305

Canada	+1-866-869-1825

Singapore	800-120-5959

Taiwan	0080-113-6336

Hong Kong & Other Areas	+852-3005-2050

China (Mainland)	400-681-6949

Password: 618842#

A replay of the call will be available for 30 days as follows:

+852-3005-2020       (Hong Kong & Other Areas)

PIN number: 147257#

Additionally, a live and archived web cast of this call will be available at:

http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of November 22, 2011, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to CNinsure’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including (1) non-GAAP net income attributable to shareholders for the third quarter of 2011 and the corresponding period of 2010, representing net income attributable to shareholders excluding (a) net income from discontinued operations for the third quarter of 2010, (b) impairment losses in respect of goodwill for the claims adjusting business segment and for intangible assets and (c) professional fees relating to a non-binding going-private proposal that was later withdrawn for the third quarter of 2011; and (2) non-GAAP diluted net income per ADS for the third quarter of 2011 and the corresponding period of 2010, representing diluted net income per ADS excluding (a) net income from discontinued operations for the third quarter of 2010 (b) impairment losses in respect of goodwill for the claims adjusting business segment and for intangible assets and (c) professional fees relating to a non-binding going-private proposal that was later withdrawn for the third quarter of 2011.

The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the net income from discontinued operations for the third quarter of 2010 impairment losses in respect of goodwill for the claims adjusting business segment and for intangible assets and professional fees relating to a non-binding going-private proposal that was later withdrawn for the third quarter of 2011, which income was significant in the third quarter of 2011 and the corresponding period of 2010. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2010	2011	2011
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,924,884	2,443,488	383,112
Restricted cash	9,177	7,202	1,129
Short term investment	—	33,600	5,268
Accounts receivable, net	243,175	189,249	29,672
Insurance premium receivables	92	6	1
Other receivables	67,034	71,565	11,221
Deferred tax assets	5,691	4,643	728
Amounts due from related parties	40,000	2,000	314
Other current assets	12,372	12,648	1,983
Total current assets	2,302,425	2,764,401	443,428

Non-current assets:
Property, plant, and equipment, net	102,175	90,033	14,116
Goodwill	1,154,373	1,066,394	167,199
Intangible assets, net	145,653	114,353	17,929
Deferred tax assets	6,755	4,074	639
Investment in affiliates	139,116	148,033	23,210
Other non-current assets	3,959	4,708	738
Total non-current assets	1,552,031	1,427,595	223,831
Total assets	3,854,456	4,191,996	657,259

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2010	2011	2011
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB75,285 and RMB59,576 (US$9,341) as of December 31, 2010 and September 30, 2011, respectively)	89,573	69,327	10,870
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,364 and RMB1,063 (US$167) as of December 31, 2010 and September 30, 2011, respectively)	1,364	1,063	167
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB52,725 and RMB28,960 (US$4,541) as of December 31, 2010 and September 30, 2011, respectively)	93,460	80,664	12,647
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB27,158 and RMB29,723 (US$4,660) as of December 31, 2010 and September 30, 2011, respectively)	31,237	32,918	5,161
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB32,134 and RMB19,453 (US$3,050) as of December 31, 2010 and September 30, 2011, respectively)	34,927	59,872	9,387
Amounts due to related parties (including amounts due to related parties of the consolidated of VIEs without recourse to CNinsure Inc. of RMB7,800 and Nil as of December 31, 2010 and September 30, 2011, respectively)	37,800	—	—
Total current liabilities	288,361	243,844	38,232

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2010	2011	2011
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities (including non-current portion of other tax liabilities of the consolidated VIEs without recourse to CNinsure Inc. of Nil and Nil as of December 31, 2010 and September 30, 2011, respectively)	5,519	12,709	1,993
Deferred tax liabilities (including non-current portion of deferred tax liabilities of the consolidated VIEs without recourse to CNinsure Inc. of Nil and Nil as of December 31, 2010 and September 30, 2011, respectively)	43,513	35,840	5,619
Total non-current liabilities	49,032	48,549	7,612
Total liabilities	337,393	292,393	45,844

Ordinary shares	7,649	7,646	1,199
Additional paid-in capital	2,261,849	2,260,872	354,480
Statutory reserves	136,681	133,143	20,875
Retained earnings	738,165	1,160,958	182,025
Accumulated other comprehensive loss	(83,360)	(96,843)	(15,183)
Total CNinsure Inc. shareholders’ equity	3,060,984	3,465,776	543,396
Noncontrolling interests	456,079	433,827	68,019
Total equity	3,517,063	3,899,603	611,415
Total liabilities and equity	3,854,456	4,191,996	657,259

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Commissions and fees	322,358	381,449	59,807	869,866	1,095,385	171,744
Other service fees	226	2,224	349	312	2,688	422
Total net revenues	322,584	383,673	60,156	870,178	1,098,073	172,166
Operating costs and expenses:
Commissions and fees	(137,261)	(192,902)	(30,245)	(393,729)	(551,578)	(86,481)
Selling expenses	(14,602)	(19,963)	(3,130)	(42,015)	(57,918)	(9,081)
General and administrative expenses	(62,835)	(98,124)	(15,385)	(170,065)	(223,387)	(35,025)
Total operating costs and expenses	(214,698)	(310,989)	(48,760)	(605,809)	(832,883)	(130,587)
Income from operations	107,886	72,684	11,396	264,369	265,190	41,579
Other income, net:
Investment income	—	—	—	38,050	—	—
Interest income	7,221	13,635	2,138	19,556	35,450	5,558
Others, net	40	9,301	1,458	297	10,432	1,636
Income from continuing operations before income taxes and income of affiliates and discontinued operations	115,147	95,620	14,992	322,272	311,072	48,773
Income tax expense	(19,143)	(22,272)	(3,492)	(64,347)	(65,447)	(10,262)
Share of income of affiliates	2,472	2,989	469	9,807	8,316	1,304
Net income from continuing operations	98,476	76,337	11,969	267,732	253,941	39,815
Net income from discontinued operations, net of tax	8,829	—	—	26,728	157,253	24,656
Net income	107,305	76,337	11,969	294,460	411,194	64,471
Less: net gain (loss) attributable to noncontrolling interests	(2,485)	(1,834)	(287)	(1,314)	(8,066)	(1,264)
Net income attributable to the Company’s shareholders	109,790	78,171	12,256	295,774	419,260	65,735

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic:
Net income from continuing operations	0.101	0.078	0.012	0.286	0.261	0.041
Net income from discontinued operations	0.009	—	—	0.028	0.157	0.025
Net income	0.110	0.078	0.012	0.314	0.418	0.066
Diluted:
Net income from continuing operations	0.098	0.077	0.012	0.276	0.256	0.040
Net income from discontinued operations	0.008	—	—	0.027	0.154	0.024
Net income	0.106	0.077	0.012	0.303	0.410	0.064
Net income per ADS:
Basic:
Net income from continuing operations	2.022	1.560	0.245	5.715	5.225	0.819
Net income from discontinued operations	0.176	—	—	0.567	3.136	0.492
Net income	2.198	1.560	0.245	6.282	8.361	1.311
Diluted:
Net income from continuing operations	1.957	1.534	0.241	5.516	5.124	0.803
Net income from discontinued operations	0.171	—	—	0.548	3.075	0.482
Net income	2.128	1.534	0.241	6.064	8.199	1.285

Shares used in calculating net income per share:
Basic	998,795,320	1,002,365,585	1,002,365,585	941,600,652	1,002,905,439	1,002,905,439
Diluted	1,031,977,186	1,019,042,812	1,019,042,812	975,563,550	1,022,752,642	1,022,752,642

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For the Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	107,305	76,337	11,969	294,460	411,194	64,471
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	8,992	6,704	1,051	22,505	20,658	3,239
Amortization of acquired intangible assets	5,340	6,719	1,053	14,257	19,971	3,131
Impairment loss for acquired intangible assets	—	7,000	1,098	—	7,000	1,097
Impairment loss for goodwill	—	12,865	2,017	—	12,865	2,017
Allowance for doubtful receivables	1,000	1,315	206	3,795	568	89
Compensation expenses associated with stock options	5,913	4,552	715	16,272	7,502	1,176
Loss (gain) on disposal of property, plant and equipment	17	(42)	(7)	(105)	165	26
Gain on disposal of subsidiaries	—	—	—	—	(157,253)	(24,655)
Investment income	—	—	—	(38,050)	—	—
Share of income of affiliates	(2,472)	(2,989)	(469)	(9,807)	(8,316)	(1,304)
Deferred taxes	(3,324)	(7,711)	(1,209)	1,582	(29,952)	(4,696)
Changes in operating assets and liabilities	(28,944)	(25,230)	(3,956)	(66,607)	42,878	6,723
Net cash generated from operating activities	93,827	79,520	12,468	238,302	327,280	51,314

	For the Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from investing activities:
Addition in other investments	(300)	(19,450)	(3,049)	(625)	(34,350)	(5,385)
Addition in investment in affiliates	(39,510)	(600)	(94)	(39,510)	(600)	(94)
Purchase of property, plant and equipment	(7,792)	(2,252)	(353)	(19,637)	(18,114)	(2,840)
Purchase of intangible	—	(758)	(119)	—	(758)	(119)
Proceeds from disposal of property and equipment	373	90	14	1,082	802	126
Acquisition of subsidiaries, net of cash acquired	—	(49,996)	(7,839)	(195,318)	(49,996)	(7,839)
Repayments to related parties	—	—	—	(17,438)	—	—
Decrease (increase) in restricted cash	704	(1,018)	(159)	(7,656)	1,975	310
Proceeds from disposal of subsidiaries, net of cash	—	(75)	(12)	(2,527)	394,388	61,835
Amounts due from related party	—	(2,000)	(314)	—	(2,000)	(314)
Net cash generated from (used in) investing activities	(46,525)	(76,059)	(11,925)	(281,629)	291,347	45,680

Cash flows from financing activities:
Payment for contingent consideration	—	—	—	(102,780)	(100,000)	(15,679)
Acquisition of additional interest in a subsidiary	—	—	—	(2,410)	—	—
Increase in capital injection by noncontrolling interests	6,890	(4,547)	(713)	12,295	1,940	304
Repayments from related parties	(39,564)	—	—	11,093	20,000	3,136
Proceeds from share issuances	744,105	—	—	744,105	—	—
Proceeds on exercise of stock options	114	470	74	2,754	5,242	822
Repurchase of ordinary shares	—	—	—	—	(13,722)	(2,151)
Dividends paid	(40,863)	—	—	(80,985)	—	—
Net cash used in financing activities	670,682	(4,077)	(639)	584,072	(86,540)	(13,568)

Net increase (decrease) in cash and cash equivalents	717,984	(616)	(96)	540,745	532,087	83,426
Cash and cash equivalents at beginning of period	1,280,603	2,449,849	384,109	1,457,890	1,924,884	301,800
Effect of exchange rate changes on cash and cash equivalents	(7,373)	(5,745)	(901)	(7,421)	(13,483)	(2,114)
Cash and cash equivalents at end of period	1,991,214	2,443,488	383,112	1,991,214	2,443,488	383,112

Interest paid	—	—	—	—	—	—
Income taxes paid	33,400	17,820	2,794	82,029	81,009	12,701

CNinsure Inc.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	GAAP	(1)	(2)	(3)	Non-GAAP

Net income attributable to the Company’s shareholders	109,790	(8,829)	—	—	100,961

Shares used in calculating diluted net income per ADS	1,031,977,186	—	—	—	1,031,977,186

Diluted net income per ADS	2.128	(0.171)	—	—	1.957

	GAAP	(1)	(2)	(3)	Non-GAAP

Net income attributable to the Company’s shareholders	78,171	—	10,045	18,115	106,331

Shares used in calculating diluted net income per ADS	1,019,042,812	—	—	—	1,019,042,812

Diluted net income per ADS	1.534	—	0.197	0.356	2.087

(1) Net income from discontinued operations income, net of tax;

(2) one-off professional fees related to the non-binding going-private proposal;

(3) a recognition of impairment loss in respect of intangible assets and goodwill.

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2777 x 850

Email: qiusr@cninsure.net

Source: CNinsure Inc.